Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, the ‘Company’ or the ‘Group’)

Summit Therapeutics Reports Financial Results for the Fourth Quarter and Fiscal Year Ended 31 January 2018 and Operational Progress

•	Conference Call Today at 1:00pm BST / 8:00am EDT

Oxford, UK, and Cambridge, MA, US, 11 April 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) today reports its financial results for the fourth quarter and fiscal year ended 31 January 2018 and provides an update on operational progress.

Mr Glyn Edwards, Chief Executive Officer of Summit, commented: “This was a landmark year for Summit’s Duchenne muscular dystrophy programme where we saw a statistically significant reduction in muscle damage and inflammation in patients after just 24-weeks of ezutromid treatment. This provides evidence that ezutromid is reducing the severity of the disease for these patients.

“Strongly encouraged by these findings, we are accelerating preparatory activities for a placebo controlled trial of ezutromid and also preparing for a potential regulatory filing of ezutromid based on top-line data from the full 48-week results, which are expected in the third quarter of 2018.

“Our infectious disease business has also made major strides over the past year. With funding support from BARDA, we are preparing to initiate our Phase 3 trials for ridinilazole, a precision antibiotic for the treatment of C. difficile infections. Based on the discovery and development platform we acquired in 2017, we are also building a pipeline of new mechanism antibiotics as we position ourselves as leaders in the field of antibacterials.

“With two lead clinical programmes in DMD and CDI, and a growing pipeline of early-stage compounds, we are building a fully-integrated company focused on advancing novel mechanism drugs as new standards of care.”

Rare Diseases

Highlights

•	Announced positive 24-week interim data from PhaseOut DMD, a Phase 2 proof of concept trial of ezutromid in patients with DMD, which showed evidence of activity across three different measures. Specifically, ezutromid:

•	Maintained the production of utrophin, a naturally occurring protein that can potentially substitute for dystrophin.

•	Significantly and meaningfully reduced muscle damage.

•	Significantly reduced muscle inflammation.

•	Accelerating preparatory activities for a placebo controlled clinical trial for ezutromid, and for a potential regulatory filing of ezutromid based on the 48-week results from PhaseOut DMD.

•	Received a $22 million milestone payment from our strategic partner, Sarepta Therapeutics, for the completion of enrolment in PhaseOut DMD.

•	Maintaining leadership in utrophin modulation through our strategic alliance with the University of Oxford to identify utrophin modulator candidates.

Infectious Diseases

Highlights

•	Awarded a contract worth up to $62 million from Biomedical Advanced Research and Development Authority (‘BARDA’) to support the clinical and regulatory development of ridinilazole for the treatment of CDI.

•	Outlined ridinilazole Phase 3 clinical programme following input from the US Food and Drug Administration and European Medicines Agency. The trials are expected to start in Q1 2019.

•	Obtained a proprietary infectious disease discovery and development platform through the acquisition of Discuva Limited in December 2017, positioning Summit as a leader in the research and development of new classes of antibiotics; in March 2018, announced identification of novel mechanism antibiotic compounds for the treatment of gonorrhoea using this platform.

Financial Highlights

•	Cash and cash equivalents at 31 January 2018 of £20.1 million compared to £28.1 million at 31 January 2017.

•	In March 2018 (post fiscal year end), raised gross proceeds of £15.0 million ($21.2 million*) through a placing of new ordinary shares to investors in Europe.

•	Loss for the year ended 31 January 2018 of £7.1 million compared to a loss of £21.4 million for the year ended 31 January 2017.

Conference Call and Webcast Information

Summit will host a conference call and webcast to review the financial results for the fiscal year ended 31 January 2018 today at 1:00pm BST / 8:00am EDT. To participate in the conference call, please dial +44 (0)330 336 9411 (UK and international participants) or +1 646 828 8156 (US local number) and use the conference confirmation code 1980085. Investors may also access a live audio webcast of the call via the investors section of the Company’s website, www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

*Based on a conversion rate of US$1.4135 to £1.00

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for regulatory approvals, the sufficiency of Summit’s cash resources, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

CHAIRMAN’S STATEMENT

This past year has been marked by success and progress across the business. Summit now has two clinical programmes with positive clinical data in patients, external validation for both our C. difficile infection (‘CDI’) and Duchenne muscular dystrophy (‘DMD’) programmes, a strengthened pipeline for a sustainable future and a strengthened team to guide the development of novel drugs for serious illnesses.

Clinical Success

We delivered the first clinical evidence of ezutromid activity in patients with DMD. Ezutromid has the potential to profoundly improve the lives of all patients living with DMD. The evidence we have seen after just 24 weeks of treatment indicates ezutromid is potentially reducing the severity of the disease. To put the typical severity of the disease in perspective, patients with DMD progressively lose muscle function throughout their lives, ultimately resulting in premature death in their late twenties. Changes to the inexorable disease progression could provide meaningful benefit for patients. We anticipate that the 48-week data has the potential to provide continued evidence of improved disease progression through measurements of muscle health, and we expect to report those data in the third quarter of 2018.

The 24-week data have bolstered our confidence that ezutromid could become the standard of care for all patients with DMD. We are preparing ourselves to rapidly advance ezutromid towards the market after receipt of the 48-week data. We see two potential paths to get to market with positive 48-week data. In one scenario, we could potentially pursue accelerated approval in the US based on the 48-week data. In another scenario, we conduct a pivotal, placebo controlled trial that would be the basis of regulatory filings for approvals in the US and EU. Our recent fundraise in Europe allows us to maintain clinical and regulatory flexibility for both of these options. We remain committed to independently commercialising ezutromid in the United States, one the world’s most important pharmaceutical markets, while our partner, Sarepta Therapeutics, has commercialisation rights in Europe.

External Validation

Our precision antibiotic for CDI garnered third-party US Government support with a $62 million BARDA award. This is a major endorsement for ridinilazole. These funds are helping to support the Phase 3 clinical and regulatory development of ridinilazole.

Ridinilazole’s potential to treat CDI and reduce recurrent disease make it an attractive potential option for front-line treatment. To support this positioning, we carefully designed our Phase 3 programme to provide evidence of value for patients, payors and healthcare providers. There is an urgent need for new treatment options in CDI with over one million cases a year in the US and Europe and we believe ridinilazole is the answer.

The external validation our CDI programme received this year from BARDA complements the validation we received of our DMD programme through our strategic partnership with Sarepta. This partnership continues to provide us with intangible benefits, such as access to Sarepta’s knowledge and expertise in DMD drug development, as well as financial support. This past year, we received a $22 million milestone payment from Sarepta upon the completion of enrolment in our PhaseOut DMD clinical trial, and as of January 2018, Sarepta is contributing a 45% share of our global DMD programme development costs.

A Sustainable Pipeline

Antibiotic resistance is an emerging global health and political issue. We believe that our investments in antibiotic research and development provide an opportunity for Summit to assume a leadership role in this field. Our strategy is to develop new mechanism antibiotics designed to treat specific diseases where we can demonstrate clear advantages over existing standards of care and have clear commercial value. We will pursue this strategy with our recently acquired discovery and development platform.

Separately, we continue to secure our leadership in utrophin modulation through our ongoing collaboration with the University of Oxford. We intend to have the first- and best-in-class molecules with the goal of one day being able to stop DMD disease progression for all patients living with this disorder.

A Bright Future

We enter this next year in a position of strength with great opportunities for our products. Our progress brought us one step closer to realising the significant value of ezutromid and ridinilazole for the Company, shareholders and most importantly, patients. Our growth over the past year ensures we have a strong team and a pipeline for the future. We now look to an exciting year ahead with the full results from PhaseOut DMD expected in the third quarter of this year.

Having two clinical stage assets with compelling patient data is a tremendous achievement and one that would not have happened without the continued support from our shareholders and dedication and professionalism from our employees. Finally, I’d like to thank the patients, families and clinical sites involved in our clinical trials. Without them, we would not be able to make such progress in advancing our promising product candidates.

Frank Armstrong, FRCPE, FFPM

Non-Executive Chairman

OPERATIONAL REVIEW

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications in rare diseases and infectious diseases for which there are no existing or only inadequate therapies. In rare diseases, Summit is pioneering utrophin modulation as a potential disease modifying treatment for all patients affected by the fatal disorder DMD. In infectious diseases, Summit’s clinical focus is on advancing the development of the precision antibiotic ridinilazole that has the potential to not only treat the initial CDI infection, but importantly to reduce rates of recurrent disease. In the broader infectious disease area, Summit is developing new mechanism antibiotics against pathogens where an urgent unmet need exists, and where the Company can demonstrate advantages over current treatments.

Rare Diseases: Duchenne Muscular Dystrophy

Utrophin Modulation Programme

DMD is the most common and severe form of muscular dystrophy, impacting 50,000 patients in the developed world alone. DMD is caused by the lack of dystrophin, a protein that maintains healthy muscle function. The absence of dystrophin results in a catastrophic cycle of muscle damage and repair that leads to progressive loss of functional ability and ultimately in premature death.

Utrophin and dystrophin play a similar role in maintaining muscle function, but do so at different times. Utrophin plays this role when new muscle fibres are being formed, or when damaged fibres are being repaired, but then switches off to make way for dystrophin to perform this role in mature muscle fibres. Since patients with DMD are not able to produce dystrophin, a cycle of muscle damage and repair occurs, which eventually leads to muscle fibre failure. Utrophin modulation aims to address the root cause of DMD by maintaining the production of utrophin to substitute for the missing dystrophin. The presence of utrophin in mature muscle fibres could break the cycle of damage and repair and ultimately slow, or even stop, disease progression. Importantly, this approach has the potential to treat all patients with DMD regardless of their underlying dystrophin gene mutation.

Summit has established a leadership position in the field of utrophin modulation with a pipeline of small molecule utrophin modulator therapies. The Company’s lead utrophin modulator, ezutromid, has shown evidence of reducing DMD disease severity in patients in a Phase 2 clinical trial.

Ezutromid Clinical Development

Ezutromid: PhaseOut DMD, a Phase 2 Proof of Concept Trial

PhaseOut DMD is a 48-week, open-label Phase 2 clinical trial evaluating ezutromid in patients with DMD. The clinical trial completed enrolment of 40 patients aged between their fifth and tenth birthdays at multiple sites in the US and UK in May 2017. At the end of 48 weeks of dosing, patients have the option of continuing to be dosed with ezutromid in an extension phase. Results from a planned 24-week interim analysis were announced in January and February 2018. Top-line results from the full 48-week trial are expected in the third quarter of 2018.

PhaseOut DMD aims to establish proof of concept for ezutromid through the evaluation of muscle health and function. Primary and secondary endpoints are focused on muscle health and exploratory measures assess muscle function. With respect to muscle health, PhaseOut DMD measures the change from baseline in magnetic resonance parameters of the leg after 48 weeks of treatment as the primary endpoint. Biopsy measures evaluating utrophin and muscle damage are assessed as secondary muscle health endpoints. For muscle function, PhaseOut DMD measures the North Star Ambulatory Assessment and six-minute walk distance.

DMD progresses over many years, beginning with instability of the muscle membrane that leads to a relentless cycle of muscle damage and repair. The first anticipated evidence of drug effect of ezutromid would therefore be related to utrophin protein expression and reduced muscle fibre damage and inflammation. Further downstream effects related to muscle health and function are expected to be seen with longer dosing.

The PhaseOut DMD 24-week interim data show ezutromid stabilised muscle fibre membranes as measured by a mean increase in levels of utrophin protein. This led to a statistically significant and meaningful decrease in muscle damage, as measured by levels of the biomarker developmental myosin in muscle biopsies, and a significant decrease in muscle inflammation as measured by magnetic resonance spectroscopy.

The combination of these findings supports ezutromid target engagement, and provides evidence of ezutromid’s early impact on downstream muscle health. Importantly, ezutromid was shown to be well tolerated.

Future Clinical and Regulatory Development Plans

The Company’s objective is to rapidly advance ezutromid’s development. Summit will evaluate its clinical and regulatory options after receipt of the PhaseOut DMD 48-week top-line data. To maintain clinical and regulatory flexibility, the Company is accelerating plans for a randomised, placebo-controlled clinical trial for ezutromid alongside preparatory activities to support a potential regulatory filing of ezutromid based on the 48-week PhaseOut DMD clinical trial results if they are positive.

Pipeline Activities

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation, Summit is developing a pipeline of future generation utrophin modulators. This research, conducted as part of the strategic alliance with the University of Oxford, is building on the promise of ezutromid to identify new, structurally distinct molecules.

Sarepta Therapeutics Licence and Collaboration Agreement

The clinical progress made with ezutromid triggered a $22 million milestone payment from Sarepta as part of the exclusive European licence and collaboration agreement that was signed in October 2016. Starting 1 January 2018, Summit and Sarepta share specified global research and development costs related to Summit’s utrophin modulator pipeline at a 55%/45% split, respectively.

Summit retains commercialisation rights in all other countries, including the United States and Japan.

Other Activities

In September 2017, Summit joined the Collaborative Trajectory Analysis Project (‘cTAP’) to support cTAP’s mission of accelerating the development of drugs to treat DMD through a coalition of Duchenne clinical experts, patient advocates and biopharmaceutical companies. Summit believes cTAP’s predictive models of disease progression could benefit the development of its utrophin modulator pipeline.

Infectious Diseases

C. difficile Infection

CDI is a major healthcare threat. There are over one million estimated cases of CDI annually between the United States and Europe alone. Mainstay CDI treatments are dominated by broad spectrum antibiotics that cause substantial disruption to the collection of bacteria in the gut flora, which leads to high rates of recurrent disease. Each recurrent episode of CDI is typically more severe than the prior episode, and carries an increased risk of mortality. As such, disease recurrence is the key clinical issue facing CDI.

Ridinilazole is a novel class, precision antibiotic designed to selectively target C. difficile bacteria without causing collateral damage to the gut flora. Therefore, it has the potential to be a front-line therapy that treats not only the initial CDI infection, but importantly reduces the rate of CDI recurrence. Ridinilazole has received Qualified Infectious Disease Product designation and has been granted Fast Track designation in the US.

Phase 2 Clinical Programme

Summit has generated a comprehensive preclinical and clinical data package supporting ridinilazole as a potential new front-line treatment for CDI. In a Phase 2 proof of concept clinical trial called CoDIFy, ridinilazole was shown to be highly preserving of the microbiome of patients compared with the standard of care, vancomycin, and achieved a substantial reduction in rates of recurrent disease. Ridinilazole notably demonstrated statistical superiority over vancomycin in the primary endpoint of the trial called sustained clinical response (‘SCR’), an endpoint that combines cure at the end of treatment and the number of recurrences in the subsequent 30-days. Results from this 100-patient, double-blind clinical trial were published in The Lancet Infectious Diseases in April 2017. Building on the CoDIFy data, top-line data were reported from an exploratory Phase 2 clinical trial in September 2017 that showed ridinilazole preserved the gut microbiomes of patients with CDI better than the marketed narrow-spectrum antibiotic fidaxomicin.

Regulatory Update and Planned Phase 3 Clinical Programme

In February 2017, Summit outlined its Phase 3 development programme for ridinilazole following input from the FDA and European Medicines Agency. The Phase 3 programme aims to differentiate this novel antibiotic from the current standard of care treatment for CDI and help position the drug for commercial success.

The two planned Phase 3 clinical trials are expected to enrol approximately 700 patients each. The primary endpoint is expected to be superiority in SCR, which was the primary endpoint used in Summit’s Phase 2 proof of concept trial of ridinilazole. Other planned endpoints will include health economic outcome measures to support the commercial positioning of ridinilazole as a front-line treatment for CDI. The Company expects to initiate these clinical trials in the first quarter of 2019.

Funding and Licensing Agreements

In September 2017, Summit was awarded a contract worth up to $62 million from the US Biomedical Advanced Research and Development Authority (‘BARDA’) to fund, in part, the clinical and regulatory development of ridinilazole.

In December 2017, Summit entered into a licence and commercialisation agreement to grant the Brazilian based company Eurofarma Laboratórios (‘Eurofarma’) exclusive rights to commercialise ridinilazole for CDI in certain countries in South America, Central America and the Caribbean. Summit retains commercial rights in the rest of the world including the United States and Europe.

The Company believes these agreements are a testament to the strength of ridinilazole’s clinical and preclinical data.

Novel Antibiotic Discovery and Development Platform

In December 2017, Summit acquired an innovative bacterial genetics-based platform to generate new mechanism antibiotics. Summit intends to use the platform to develop compounds that target pathogens where there is a serious unmet need and where the Company can demonstrate advantages over the current standard of treatment. This platform combines transposon technology with bioinformatics to create a powerful tool to identify new antibacterial drug targets, elucidate antibiotic mechanisms of action and optimise against bacterial resistance.

In March 2018, the Company unveiled a series of new mechanism antibiotics identified using this platform that target gonorrhoea. In early testing, these compounds have been shown to have high potency against strains of gonorrhoea with no development of resistance to date. The Company expects to select a candidate to advance into IND enabling studies in the second half of 2018.

Operational Update

In January 2017, Dr David Roblin was appointed as Chief Operating Officer (‘COO’) and President of Research & Development and his role was expanded to include Chief Medical Officer in May 2017. Dr Roblin has had a highly successful career in the pharmaceutical industry, including senior leadership roles at Pfizer and Bayer, which involved overseeing the research, development and commercial launch of drugs across several therapy areas including infectious diseases. His depth of knowledge and expertise will help to ensure Summit is at the forefront of utrophin modulation in DMD and innovative antibiotic development.

FINANCIAL REVIEW

Revenue

Revenue increased by £23.1 million to £25.4 million for the year ended 31 January 2018 from £2.3 million for the year ended 31 January 2017. The increase was due to income recognised following the exclusive licence and collaboration agreement entered into with Sarepta in October 2016. During the year ended 31 January 2018, £6.9 million relating to the upfront payment of $40.0 million (£32.8 million) received from Sarepta in October 2016 was recognised compared to £2.3 million for the year ended 31 January 2017. To date, an aggregate of £9.2 million of the upfront payment has been recognised while the remaining £23.6 million is classified as deferred revenue and will continue to be recognised as revenue over the development period. Revenue recognised during the year ended 31 January 2018 also reflects the receipt of a development milestone of £17.2 million ($22.0 million) paid by Sarepta which was recognised in full and £0.9 million of revenue in respect of specified research and development costs funded by Sarepta. The Group also recognised £0.1 million of revenue following receipt of a $2.5 million upfront payment in respect of the licence and commercialisation agreement signed with Eurofarma in December 2017, and £0.3 million of revenue pursuant to a research collaboration agreement between the Group’s acquired subsidiary Discuva Limited and F. Hoffmann - La Roche Limited.

Other Operating Income

Other operating income increased by £2.6 million to £2.7 million during the year ended 31 January 2018 from £0.1 million during the year ended 31 January 2017. This increase resulted primarily from the recognition of £1.8 million pursuant to Summit’s funding contract with BARDA that was awarded to the Group in September 2017 and £0.9 million resulting from the derecognition of a part of Summit’s financial liabilities on funding arrangements.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £10.0 million, or 52.9%, to £29.0 million for the year ended 31 January 2018 from £19.0 million for the year ended 31 January 2017. This was due to increased spending related to both the DMD and CDI programmes. Investment in the DMD programme increased by £6.5 million to £16.0 million from £9.5 million for the year ended 31 January 2017. Costs associated with the CDI programme increased by £1.5 million to £5.6 million for the year ended 31 January 2018 from £4.1 million for the year ended 31 January 2017. Other research and development expenses increased by £2.0 million during the period which was primarily attributable to an increase in headcount within the DMD and CDI project teams.

General and Administration Expenses

General and administration expenses increased by £3.7 million, or 45.0%, to £12.0 million for the year ended 31 January 2018 from £8.3 million for the year ended 31 January 2017. This increase was due to a net negative movement in exchange rate variances of £1.5 million, an increase of £1.3 million in staff related costs, an increase of £0.6 million in overhead and facility related costs and an increase of £0.3 million in share-based payment expense.

Finance Income

Finance income was £3.1 million for the year ended 31 January 2018 and related primarily to the de-recognition of part of the Group’s financial liabilities on funding arrangements, specifically the remeasurements and discounts associated with those liabilities since initial recognition. Finance income recognised in comparative periods relates to interest received.

Finance Costs

Finance costs increased by £0.3 million, or 35.0%, to £1.2 million for the year ended 31 January 2018 from £0.9 million for the year ended 31 January 2017 and related to the unwinding of the discount and remeasurements on financial liabilities on funding arrangements.

Taxation

Our income tax credit decreased by £0.5 million, or 13.2%, to £3.8 million for the year ended 31 January 2018 from £4.3 million for the year ended 31 January 2017. This was driven by our lower level of net loss during the year ended 31 January 2018 as compared to the year ended 31 January 2017, which impacts the level of income tax credit receivable.

Losses

Loss before income tax was £10.9 million for the year ended 31 January 2018 compared to £25.7 million for the year ended 31 January 2017. Net loss for the year ended 31 January 2018 was £7.1 million with a net loss per share of 11 pence compared to a net loss of £21.4 million for the year ended 31 January 2017 and a net loss per share of 35 pence.

Cash Flows

The Group had a net cash outflow of £6.0 million for the year ended 31 January 2018 as compared to a net cash inflow of £12.5 million for the previous year.

For the year ended 31 January 2018 net cash used by operating activities was of £14.7 million as compared to net cash generated from operating activities of £12.1 million for the year ended 31 January 2017. This net movement of £26.8 million was driven by an increase in research and development costs during the year ended 31 January 2018, and the receipt, during the year ended 31 January 2017, of a £32.8 million upfront payment as part of the Sarepta agreement entered into in October 2016 which was partially offset by the receipt of the development milestone from Sarepta of £17.2 million during the year ended 31 January 2018, as well as the funding received from BARDA and the upfront payment received from Eurofarma during the year ended 31 January 2018.

Net cash outflows from investing activities for the year ended 31 January 2018 of £5.2 million includes £4.8 million used in the acquisition of Discuva Limited in December 2017, net of cash acquired as part of the transaction, and a further £0.5 million used to acquire property, plant and equipment and intangible assets mainly in relation to the relocation of Summit’s UK office in Oxford.

Net cash generated from financing activities for the year ended 31 January 2018 of £13.9 million includes £13.5 million of proceeds, net of transaction costs, received following the Company’s underwritten public equity offering in September 2017 and £0.4 million received following the exercise of warrants and share options. During the year ended 31 January 2017 the Group received proceeds of £0.4 million following the exercise of warrants and share options.

Financial position

As at 31 January 2018, total cash and cash equivalents held were £20.1 million (31 January 2017: £28.1 million).

In March 2018, post the period under review, total gross proceeds of £15.0 million ($21.2 million) were raised through a placing of new ordinary shares.

Headcount

Average headcount of the Group for the year was 60 (2017: 44).

Share Capital

In September 2017, the Group completed an underwritten public offering on the NASDAQ Global Market issuing 1,677,850 American Depositary Shares (‘ADS’) at a price of $12.00 per ADS. Each ADS represents five ordinary shares of one penny nominal value each in the capital of the Company, meaning 8,389,250 new ordinary shares were issued. Total gross proceeds of $20.1 million (£14.9 million) were raised and directly attributable transaction costs of £1.4 million were incurred.

In December 2017, the Group acquired 100% of the share capital of Discuva Limited. As part of the consideration the Group issued £5.0 million in new ordinary shares to the former Discuva shareholders at a price of 170.4 pence per share, meaning 2,934,272 ordinary shares were issued.

In February 2017, warrants over 50,000 ordinary shares were exercised raising net proceeds of £0.01 million.

During the year 348,536 share options were exercised raising net proceeds of £0.39 million.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

11 April 2018

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (audited)

For the year ended 31 January 2018

	Note	Twelve months ended 31 January 2018 $000s	Twelve months ended 31 January 2018 £000s	Twelve months ended 31 January 2017 £000s

Revenue		36,070	25,419	2,304
Other operating income		3,867	2,725	72
Operating expenses
Research and development		(41,108)	(28,970)	(18,952)
General and administration		(17,027)	(11,999)	(8,277)

Total operating expenses		(58,135)	(40,969)	(27,229)

Operating loss		(18,198)	(12,825)	(24,853)
Finance income		4,393	3,096	8
Finance cost		(1,652)	(1,164)	(862)

Loss before income tax		(15,457)	(10,893)	(25,707)
Income tax		5,338	3,762	4,336

Loss for the year		(10,119)	(7,131)	(21,371)

Other comprehensive (losses) / income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(18)	(13)	29

Total comprehensive loss for the year		(10,137)	(7,144)	(21,342)

Basic and diluted loss per ordinary share from operations	2	(15)cents	(11)pence	(35)pence

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 January 2018

	Note	Three months ended 31 January 2018 $000s	Three months ended 31 January 2018 £000s	Three months ended 31 January 2017 £000s
Revenue		4,274	3,012	1,728
Other operating income		1,633	1,151	—

Operating expenses
Research and development		(14,051)	(9,902)	(4,792)
General and administration		(7,231)	(5,096)	(3,027)

Total operating expenses		(21,282)	(14,998)	(7,819)

Operating loss		(15,375)	(10,835)	(6,091)

Finance income		13	9	1
Finance cost		(702)	(495)	(215)

Loss before income tax		(16,064)	(11,321)	(6,305)

Income tax		(280)	(197)	1,380

Loss for the period		(16,344)	(11,518)	(4,925)

Other comprehensive losses
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(11)	(8)	(14)

Total comprehensive loss for the period		(16,355)	(11,526)	(4,939)

Basic and diluted loss per ordinary share from operations	2	(23)cents	(16)pence	(8)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (audited)

As at 31 January 2018

	31 January 2018	31 January 2018	31 January 2017
	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill	3,516	2,478	664
Intangible assets	20,980	14,785	3,470
Property, plant and equipment	1,148	809	116

	25,644	18,072	4,250
Current assets
Prepayments and other receivables	15,799	11,134	1,027
Current tax receivable	6,605	4,654	4,248
Cash and cash equivalents	28,525	20,102	28,062

	50,929	35,890	33,337

Total assets	76,573	53,962	37,587

LIABILITIES
Non-current liabilities
Deferred revenue	(25,589)	(18,033)	(23,615)
Financial liabilities on funding arrangements	(4,385)	(3,090)	(5,919)
Provisions for other liabilities and charges	(2,329)	(1,641)	(85)
Deferred tax liability	(3,376)	(2,379)	(565)

	(35,679)	(25,143)	(30,184)
Current liabilities
Trade and other payables	(12,675)	(8,932)	(3,984)
Deferred revenue	(14,207)	(10,012)	(6,912)

	(26,882)	(18,944)	(10,896)

Total liabilities	(62,561)	(44,087)	(41,080)

Net assets / (liabilities)	14,012	9,875	(3,493)

EQUITY
Share capital	1,044	736	618
Share premium account	85,476	60,237	46,420
Share-based payment reserve	9,568	6,743	5,136
Merger reserve	4,295	3,027	(1,943)
Special reserve	28,370	19,993	19,993
Currency translation reserve	53	37	50
Accumulated losses reserve	(114,794)	(80,898)	(73,767)

Total equity / (deficit)	14,012	9,875	(3,493)

CONSOLIDATED STATEMENT OF CASH FLOWS (audited)

For the year ended 31 January 2018

	Twelve months ended 31 January 2018 $000s	Twelve months ended 31 January 2018 £000s	Twelve months ended 31 January 2017 £000s
Cash flows from operating activities
Loss before income tax	(15,457)	(10,893)	(25,707)

Adjusted for:
Other operating income on derecognition of financial liabilities on funding arrangements	(1,288)	(908)	—
Finance income	(4,393)	(3,096)	(8)
Finance cost	1,652	1,164	862
Foreign exchange loss	2,781	1,960	711
Depreciation	199	140	48
Amortization of intangible fixed assets	150	106	10
Loss on disposal of assets	57	40	—
Movement in provisions	(85)	(60)	12
Research and development expenditure credit	(33)	(23)	(3)
Share-based payment	2,280	1,607	1,379

Adjusted loss from operations before changes in working capital	(14,137)	(9,963)	(22,696)

(Increase) / decrease in prepayments and other receivables	(12,761)	(8,993)	492
(Decrease) / increase in deferred revenue	(3,522)	(2,482)	30,527
Increase in trade and other payables	4,789	3,375	813

Cash (used by) / generated from operations	(25,631)	(18,063)	9,136
Taxation received	4,788	3,374	3,005

Net cash (used by) / generated from operating activities	(20,843)	(14,689)	12,141

Investing activities
Acquisition of subsidiaries net of cash acquired	(6,776)	(4,775)	—
Purchase of property, plant and equipment	(511)	(360)	(81)
Purchase of intangible assets	(169)	(119)	(7)
Interest received	17	12	8

Net cash used in investing activities	(7,439)	(5,242)	(80)

Financing activities
Proceeds from issue of share capital	21,187	14,931	—
Transaction costs on share capital issued	(2,026)	(1,428)	—
Proceeds from exercise of warrants	14	10	107
Proceeds from exercise of share options	556	392	283
Cash received from funding arrangements accounted for as financial liabilities	—	—	23

Net cash generated from financing activities	19,731	13,905	413

(Decrease) / Increase in cash and cash equivalents	(8,551)	(6,026)	12,474

Effect of exchange rates on cash and cash equivalents	(2,744)	(1,934)	(716)

Cash and cash equivalents at beginning of the year	39,820	28,062	16,304

Cash and cash equivalents at end of the year	28,525	20,102	28,062

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (audited)

Year ended 31 January 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the year	—	—	—	—	—	—	(7,131)	(7,131)
Currency translation adjustment	—	—	—	—	—	(13)	—	(13)

Total comprehensive loss for the year	—	—	—	—	—	(13)	(7,131)	(7,144)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
Issue of ordinary shares as consideration for a business combination	30	—	—	4,970	—	—	—	5,000
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,607	—	—	—	—	1,607

At 31 January 2018	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875

Year ended 31 January 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29

Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379	—	—	—	—	1,379

At 31 January 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 January 2018

1. Basis of Accounting

This financial information for the years ended 31 January 2018 and 31 January 2017 does not constitute the statutory financial statements for the respective years within the meaning of Sections 434-436 of the Companies Act 2006 and is an extract from the financial statements. It is based on, and is consistent with, the Group’s statutory accounts for the year ended 31 January 2018 and those financial statements will be delivered to the Registrar of Companies following the Company’s 2018 Annual General Meeting. Financial statements for the year ended 31 January 2017 have been delivered to the Registrar of Companies. The financial statements for the years ended 31 January 2018 and 2017 contain an unqualified report from the Group’s auditors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRS Interpretations Committee interpretations (‘IFRS’) as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

This announcement is available from the Company Secretary and is on the Company’s website.

The financial information for the three-month periods ended 31 January 2018 and 2017 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 January 2018 and in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash Flows for the year and three months ended 31 January 2018 have been translated into US dollars at the rate on 31 January 2018 of $1.4190 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 11 April 2018.

Adoption of IFRS 15 Revenue from contracts with customers

IFRS 15 establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The core principle in that framework is that a company should recognise revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for reporting periods beginning on or after 1 January 2018 and replaces the accounting standard IAS 18 Revenue. The Group will adopt this new standard effective 1 February 2018 as required.

The Group has assessed the effect of adoption of this standard as it relates to the licence and collaboration agreement with Sarepta Therapeutics Inc. (‘Sarepta’), licence and commercialisation agreement with Eurofarma Laboratórios SA (‘Eurofarma’) and the research collaboration agreement with F. Hoffmann - La Roche Limited (‘Roche’). Currently, the Group anticipates the accounting for contingent milestone payments and development cost share income to be the most significant change in the accounting for its license and collaboration agreements. The impact of the Group’s assessment would result in the contingent milestone payments and development cost share income being recognised over the estimated development services period, with initial recognition when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

2. Loss per Share Calculation

The loss per share has been calculated using the loss for the period and dividing this by the weighted average number of ordinary shares in issue during the twelve months ended 31 January 2018: 65,434,294 and during the three months ended 31 January 2018: 71,886,897 (for the twelve months ended 31 January 2017: 61,548,557 and for the three months ended 31 January 2017: 61,819,596).

Since the Group has reported a net loss, diluted loss per share is equal to basic loss per share.

3. Issue of Share Capital

On 22 February 2017, warrants over 50,000 ordinary shares were exercised at a price of 20 pence per share. The issue of shares raised net proceeds of £10,000.

On 18 September 2017, the Group completed an underwritten public offering on the Nasdaq Global Market issuing 1,459,000 American Depositary Shares (‘ADS’) at a price of $12.00 per ADS. The underwriters also exercised in full their over-allotment option to purchase an additional 218,850 ADSs on the same terms which was also completed on 18 September 2017. Each ADS represents five ordinary shares of one penny nominal value each in the capital of the Company, meaning 8,389,250 new ordinary shares were issued. Total gross proceeds of $20.1 million (£14.9 million) were raised and directly attributable transaction costs of £1.4 million were incurred.

On 23 December 2017, the Group acquired 100% of the share capital of Discuva Limited, a privately held UK-based company. As part of the consideration the Group issued £5.0 million in new ordinary shares of Summit of one penny nominal value to Discuva shareholders at a price of 170.4 pence per share, meaning 2,934,272 ordinary shares were issued.

During the year to 31 January 2018 the following exercises of share options took place:

Date	Number of options exercised
10 April 2017	16,667
27 June 2017	19,425
28 September 2017	32,500
29 September 2017	94,425
2 October 2017	97,199
4 October 2017	88,320

348,536

The total net proceeds from exercised share options during the year was £0.39 million.

All new ordinary shares rank pari passu with existing ordinary shares.

Following the public offering and exercise of the over-allotment option, the issuance of shares as consideration for the acquisition of Discuva Limited and the exercise of the above share options and warrants, the number of ordinary shares in issue was 73,563,624 at the end of 31 January 2018.

4. Business Combinations

On 23 December 2017, the Group acquired 100% of the share capital of Discuva Limited (‘Discuva’), a privately held UK-based company. As part of the acquisition the Group has obtained a bacterial genetics-based platform for the discovery and development of new mechanism antibiotic compounds.

Under the terms of the acquisition, the consideration to Discuva shareholders comprised of £6.1 million in cash (being £5.0 million plus the value of net cash acquired by the Group as part of the acquisition) and £5.0 million in new ordinary shares of Summit of one penny nominal value issued to Discuva shareholders at a price of 170.4 pence per share, representing 2,934,272 ordinary shares.

5. Subsequent Event

Post year end on 29 March 2018, the Group completed a placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new ordinary shares at a price of 180 pence per share. Total gross proceeds of £15.0 million were raised (before expenses).

Following the placing the number of ordinary shares in issue was 81,901,173.

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